5 April 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 183,200 RELX PLC ordinary shares at a price of 1290.5606p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 73,824,080 ordinary shares in treasury, and has 1,102,763,287 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 9,944,300 shares.

RELX NV announces that today, it purchased (through UBS Limited) 163,200 RELX NV ordinary shares at a price of €15.2415 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 65,965,794 ordinary shares in treasury, and has 982,806,061 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 8,852,400 shares.